SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

June 4, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Susann Reilly
Mail Stop 3561

Re:          Adrenalina (the “Company”)
Form SB-2 filed January 24, 2008
File No.: 333-148836
Exchange Act reports
File No.: 0-52675

Dear Ms. Reilly:

By letter dated February 22, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form SB-2 (now known as an S-1, the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments), Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes,

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
o	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
o
if the conversion price per share is not set at a fixed price arid, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);
•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the Conversion price per share drops to a lower price, please provide additional disclosure.

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
o if the conversion price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received, under the particular securities (assuming complete conversion/exercise);
•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;
•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to “Comment Two.”
•	the resulting net proceeds to the issuer; and
•
the combined total possible profit to be realized as a result -of any conversion discounts regarding the securities underlying the convertible note-s and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to “Comment Three” and “Comment Four.”

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage- of the total amount of all possible payments as disclosed in response to “Comment Two” and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to “Comment Three” divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company advises the Staff that there are no such prior transactions. Therefore, no revisions are required to be made in response to this comment.

7 Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders and
•	the number of shares registered for resale on behalf of’ the selling shareholders or affiliates of the selling shareholders in the current transaction

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and
o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (eg., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company advises the Staff that it has been advised by the investors that they have no existing short position in its common stock. Disclosure to that effect has been added. See page 21 of the Registration Statement.

9. Please provide us, with a view toward disclosure in the prospectus with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights arid obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes,

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company advises the Staff that no relationships existed between the Company and the selling shareholders prior to the consummation of the financing transaction that gave rise to the filing of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

The Company advises the Staff that the registration rights agreement that gave rise to the filing of the Registration Statement requires it to register for resale all shares issuable upon conversion of the debentures and upon exercise of the warrants. The Company has added disclosure to that effect. See pages 1 and 20 of the Registration Statement.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The Company advises the Staff that such disclosures were included in the initial filing. Therefore no changes are required to be made in response to this comment.

MD&A~ page 10

12. We believe your MD&A section could benefit from an “Overview” section that offers investors an introductory understanding of the company and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company’s primary business lines, location(s) of operations and principal services; arid insight into material opportunities, challenges, risks, and material trends and uncertainties To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address those matters. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page 10 of the Registration Statement.

13. Please relocate the “Recent Financing” disclosure to this section or immediately following MD&A.

The Company has relocated the Recent Financing section to the MD&A in accordance with the Staff’s comment. See pages 20 and 21 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Critical Accounting Policies, page 13

14. We noted your disclosures are duplications of the significant accounting policies disclosed in your notes to the financial statements. Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality arid variability of information regarding financial condition and operating performance for those accounting policies that are critical to your business. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.

The Company has made revisions in accordance with the Staff’s comment. See page 11 of the Registration Statement.

Off- Balance Sheet Arrangements, page 15

15. Please revise to provide a tabular disclosure of your contractual obligations required by Item 303(c) of Regulation S-B.

The Company has added a table in accordance with the Staff’s comment. See page 19 of the Registration Statement.

Business, page 16

16, Please disclose and briefly describe the Form SB-2 registration statement filed by Basic Services in 2007 and disclose the effective date

The Company has made revisions in accordance with the Staff’s comment. See page 25 of the Registration Statement.

17. Please describe the change in Basic Services’ business plan including the date on which management initially determined to acquire or Commence a different business, the reasons for such change, the circumstances contributing to the change, and the date on which the intent to change the business plan was first disclosed and the manner in which it was disclosed. Please disclose the activities of the Basic Services and its affiliates in connection with the search for a different business or acquisition, including the dates of those activities.

The Company has made revisions in accordance with the Staff’s comment. See page 25 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

18. Please disclose the contacts and the dates of the contacts relating or leading to the acquisition of ADRE. Please name each third party involved in these contacts and disclose and quantify the remuneration received or to be received by the third party in connection with the combination.

The Company has made revisions in accordance with the Staff’s comment. See page 25 of the Registration Statement.

19. Please disclose and quantify the assets and liabilities transferred to Basic Services’ largest shareholders in connection with the combination.

The Company has made revisions in accordance with the Staff’s comment. See page 25 of the Registration Statement.

20. Please disclose the method of determining the terms of the acquisition, including the manner of valuing ADRE and determining the shares held by the former Basic Services shareholders after the combination.

The Company has made revisions in accordance with the Staff’s comment. See page 26 of the Registration Statement.

21. Please disclose the business development information required by Item 101(a) of Regulation S-B for ADRE prior to the combination with Basic Services.

This information is included in the “Overview”, see page 10 of the Registration Statement.

22. Please update the information concerning the new stores. Your MD&A section indicates that Adrenalina has signed additional leases. Further, please disclose the locations of the additional stores and identify the malls in which the stores will be located. Please disclose the anticipated opening dates.

The Company has made revisions in accordance with the Staff’s comment. See page 32 of the Registration Statement.

23. Please name your principal suppliers and describe your business arrangements with them See Item 10l(b)(5) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See pages 28 and 31 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

24. In this “Business” section, please clarify the meaning of “epidemic failure clauses” in the risk factor on page 5, which risk factor begins: “Our products may contain errors . . Please provide examples.

The Company has removed these statements from the Registration Statement.

Adrenalina Television, page 18
Adrenalina Publishing, page 18

25. Please expand these sections to fully disclose these business activities in the manner required by Item 101(b) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page 30 of the Registration Statement.

Regulation, page 19

26. Please ensure that you comply fully with Item l01(b)(9) and (11) of Regulation S-B The requirement is not limited to regulations that are “peculiar to” your business.

The Company advises the Staff that as there are no regulations that impact the Company’s business more than other businesses in general, it has removed this disclosure from the Registration Statement.

Security Ownership…, page 23

27. The number of shares and percentage owned by Mr. Bryan Feldman do not appear consistent. Please revise as appropriate.

The Company advises the Staff that Mr. Feldman is no longer a director of the Company. As a result, no changes are required to be made in response to this comment.

Recent Financing, …,page 23

28 Please disclose and explain all principal terms of the convertible debentures, including the payment of principal and interest in shares and the manner for determining the amount of shares issuable in lieu of cash payments. Please fully discuss the effective cash cost of such shares and how such cash cost is subject to adjustment. Please explain the “full ratchet anti-dilution” adjustment to the exercise price of the warrants. Please explain whether and how the effective cash cost of principal or interest payments in shares will affect the exercise price of the warrants. In this regard, we note that interest payments commence March 1, 2008 and the related risk factor indicates principal and interest payments are required to ‘be made in shares of stock “at a discount to the market price of our common stock.”

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

The Company has expanded the disclosure relating to the terms of the Debentures. See pages 20 and 21 of the Registration Statement. The Company advises the Staff that the exercise price of the warrants is not impacted by the cost of principal and interest payments due under the debentures.

29. Please revise your prospectus where appropriate to disclose whether the shares registered for resale may be issued in lieu of cash payments of principal or interest.

The Company has made revisions in accordance with the Staff’s comment. See pages 20 and 21 of the Registration Statement.

30. Please explain the several references to “a number of accredited investors” who purchased convertible debentures. In this regard, only three selling shareholders are listed in the filing.

The Company has revised the disclosures to delete the offensive term “a number of accredited investors.”

Certain Relationships and Related Transactions, page 27

31. Please include all of the disclosure required by Item 404 of Regulation S-B, including but not limited to, the related party transactions described in the financial statements for the year ended December 31, 2007, as applicable. The disclosure should cover both Basic Services and Adrenalina before the combination, as well as after the combination.

The Company has expanded its disclosure for related parties that meet the requirements of Regulation S-B, Item 404(a). See page 39 of the Registration Statement.

Description of Securities, page 27

32. We note that in this section you have qualified your disclosure regarding the contents of the exhibits. Exhibits are not ordinarily delivered to the investors. Please do not qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed.

The Company has made revisions in accordance with the Staff’s comment. See page 39 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Audited Financial Statements for the Years Ended December 31, 2006 and 2005

General

33. Please note the updating requirements for the financial statements as set forth in Item 3 10(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

The Company has updated its financial statements in accordance with the applicable rules. It has also included a current auditor consent. See Exhibit 23.2

Consolidated Statements of Operations, F-3a

34. Please revise to prominently disclose related party revenues on the face of your statement of operations for each of your business lines.

During years-ended December 31, 2007 and 2006 the Company recognized $282,219 and $1,547,225, respectively in related party revenue from advertising space sold on its television show Adrenalina, additionally during the quarters ended March 31, 2008 and 2007 the Company recognized $0 and $282,219, respectively. These amounts are separately displayed on the Statements of Operations, see pages F-3 and F-30 of the Registration Statement.

35. Please tell us whether you included your distribution network costs (e.g. purchasing and receiving costs, inspection costs, warehousing costs, etc.) in the costs of revenue — merchandise line item. If you currently exclude a portion of these costs from cost of revenues, please disclose the line items that these excluded costs are included in and the amounts included therein. Additionally, in your MD&A section, if applicable, please disclose that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs of sales and others exclude a portion of them from gross margin.

The Company includes distribution costs as an inventory costs, which is recognized through costs of sales when the inventories are sold. See page F-9 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Notes to the Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Film Costs, F-7a

36. Please revise to disclose your method of accounting for amortization of film costs. Please refer to the guidance in paragraph (34-3 7) of SOP 00-2.

The Company has made revisions in accordance with the Staff’s comment. See page F-9 of the Registration Statement.

37. Please provide a detailed discussion of your policy for discounts, rebates, or other adjustments and allowances that you offer to your customers. Disclose the method of accounting for each of these items, and where they are classified in the financial statements. In this connection, please revise your critical accounting policies and estimates (page 18) to identify the methodology and significant estimates used by management in the revenue recognition process.

The Company has made revisions in accordance with the Staff’s comment. See page F-13 of the Registration Statement.

Note 5 — Intangible Assets, F-i 5a

38. It appears from the disclosure that you recorded a $97,500 impairment loss related to the Extremo Surf trademark, Please revise your financial statements to provide the disclosures required by paragraph 26 of SFAS 144.

The Company has made revisions in accordance with the Staff’s comment. See page F-12 of the Registration Statement.

Interim Financial Statements for the Periods Ended September 30,2007 and 2006

39. Please revise your interim financial statements, as necessary~ to comply with our comments above on your audited financial statements.

The Company has updated its interim financial information as required.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

40. Based on your disclosure on page 1, it appears you issued 5% Senior Secured Convertible loans with warrants. Please provide a detailed discussion of how you plan to account for these convertible loans, particularly how you have allocated any portion of the proceeds to the warrants and conversion feature attached to the loan. Additionally, in your explanation please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued. Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27 and discuss how you applied such guidance.

The Company has updated its disclosures with the most current financial information, which includes a detailed discussion and the accounting for its convertible debt. See pages F-18, F-19, F-42 and F-43 of the Registration Statement.

41. Upon review of Section 2(b) of the registration rights agreement (filed as Exhibit 10.2 to Form 8-K on December 4, 2007), it appears you are required to file a registration statement and have it declared effective from the scheduled filing deadline or you are required to pay liquidated damages. Please revise to provide the disclosures required by paragraph (12) of FSP EITF 00-19-2.

The Company has revised the disclosures, including a detailed discussion of the liquidating damages that we will be required to pay if it is unable to have the Registration Statement declared effective. See page F-21 and F-43 of the Registration Statement.

Consolidated Statement of Cash Flows, F-4b

42. We note that you present repayments (issuances) of related party notes receivable net as an investing activity Please revise to present the gross amounts of these transactions as financing activities in accordance with paragraphs 13 and IS of SFAS 95.

The Company has added the most current financial information, which includes a presentation of the gross amounts issued to or received from related parties. See page F-5 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Notes to the Consolidated Financial Statements

Note 5 — Commitments and Contingencies, F-13b

43. Show us where you have recorded the $1.3 million in non-refundable deposits paid in conjunction with the FlowRider Agreement and tell us which authoritative literature you used to support your accounting treatment.

The Company advises the Staff that for the year ended December 31, 2007, it has classified these amounts as property and equipment in accordance with APB 12 Disclosure of Depreciable Assets and Depreciation. See page F-17 of the Registration Statement.

Unaudited Pro Forma Financial Statements

General

44. We noted from the Form 8-K filed on August 7, 2007 that you spun off your wholly-owned subsidiary, Generic Marketing Services, Inc. on a one for one basis based on 10,873,750 shares of Basic Services common stock that are issued and outstanding. Please include the impact of this transaction in a separate column on the face of the pro forma financial statements along with a detailed explanatory note discussing how you will record this transaction in your consolidated financial statements, Please refer to the guidance in Article 1l-02(a)(S) of Regulation S-X.

Regulation S-X, 210.11-01 (4) requires that Pro forma financial information shall be provided when a disposition of a significant portion of a business occurs to the shareholders by means of spin-off, split-up or split-off has occurred.

As disclosed in the Company’s 10-KSB filed on April 20, 2008 and in Registration Statement, Generic Marketing Services, Inc. was created and spun-off to the shareholders on the same day. Additionally, Generic Marketing Services, Inc. did not retain any assets, liabilities, patents or contractual rights of Basic Services, Inc. As such the financial condition of Basic Services, remained unchanged from the spin-off of Generic Marketing Services, Inc. and is therefore not considered a significant portion of the business and as such would not require Pro forma financial information disclosed.

Part II - Item 26. Recent Sales of Unregistered Securities

45. Please discuss the financial sophistication of the investors receiving securities in the combination with ADRE.

The Company has made revisions in accordance with the Staff’s comment.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Exhibits

46. Please ensure that you file each exhibit which Regulation S-B, Item 601(b) requires or explain why the document is not required to be filed under Item 601. For example:

•	the Underwriting Agreement with Gilford Securities;
•
a list of your subsidiaries, the state or other jurisdiction of incorporation or organization of each; and the names under which such subsidiaries do business, including, but not necessarily limited to, LQD Adrenalina, LLC, LQD Adrenalina, LLC’s subsidiaries, Extreme Publishing, LLC, a wholly owned subsidiary and, if applicable, Time Code, LLC; and

•	lease agreements, including those for the retail establishments. please file the exhibits.

The Company has included a list of subsidiaries. The Company advises the staff that the leases are for the most part in standard form and that it does not believe that it is required to file each lease that it enters into.

47 Some of the agreements which you incorporate by reference are in draft form. Please file all signed agreements.

The Company has included executed agreements in accordance with the Staff’s comment.

Form 10- QSB for the Quarter Ended September 30,2007 filed November 20,2007

General

48. It appears from the disclosure on page 10 of your SB-2 filed on January 24, 2008 that the merger transaction with LQD Adrenalina, LLC was not consummated until October 26, 2007; therefore the registrant at September 30, 2007 is Basic Services Inc. Although it appears a Form 10-QSB for this period was not required to be filed, please revise to include the appropriate financial statements and related disclosures of Basic Services for the period ended September 30, 2007.

The Company has amended its September 30, 2007, Form 10-QSB to include the results of operation for Basic Services, Inc.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Financial Statements

49. As you have disclosed on page three that the interim financial statements have been reviewed, please revise your Form 10-QSB to include a review report in accordance with Item 310(b) of Regulation S-B and related accountant’s awareness report (see Exhibit 15 under Item 601 of Regulation S-B).

The Company has amended its September 30, 2007, Form 10-QSB to delete the reference to the accountants review report for LQD Adrenalina, LLC.

Form 8-K filed October 26, 2007

Accountants Compilation Report, F-1b

50. We note LQD Adrenalina’s financial statements for the two years ended December 31, 2006 were audited by Goldstein Schechter Price Lucas Horwitz & Co., P.A. (audit report dated August 30, 2007). We also note these same auditors issued a compilation report on LQD Adrenalina’s September 30, 2007 interim financial statements (compilation report dated October 12, 2007) and it appears the same auditors reviewed the financial statements for this period as well. Please tell us how your auditors have met the standards for auditor independence in Rule 2-01 of Regulation S-X, including the specific guidance in paragraph 2-01(4)(i).

Regulation S-X, 210.2-01 (4) States that an accountant is not independent if, at any point during the professional engagement period, the accountant provides the following non-audit services… (i) Bookkeeping and other services related to accounting records or financial statements of the audit client. Which include (A) Maintaining or preparing the audit client’s accounting records (B) Preparing the audit client’s financial statements that are filed with the Commission (C) Preparing or originating source data underlying the audit clients financial statements.

For the period ended September 30, 2007 management prepared the quarterly financial information which our accountants issued an Accountants’ Compilation Report. This report was prepared by us, and their report was based on the level of assurance given. They did not (A) prepare or maintain the accounting record (B) prepare the financial statements or (C) originate the underlying data for the financial statements.

The Company’s auditor’s did not issue a Review Report on its financial information for the period ended September 30, 2007.

The index and exhibit in the Form 8-K have been corrected accordingly.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

51. Please note, compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountant’s compilation report from your filing and any references thereto.

The Company has amended its Form 8-K and removed the compilation report included for LQD Adrenalina, LLC.

Other Exchange Acts Reports

52. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

The Company advises the Staff that it believes that no further revisions are required to be made at this time.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman